EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Record Results for the Fourth Quarter and Year Ended December 31, 2022
ACHESON, Alberta, February 15, 2023 - North American Construction Group Ltd. ("NACG") (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter and year ended December 31, 2022. Unless otherwise indicated, figures are expressed in Canadian dollars with comparisons to prior periods ended December 31, 2021.
Fourth Quarter 2022 Highlights:
•Consistent operating conditions and equipment utilization of 75% resulted in the Company posting financial quarterly records for EBITDA, EBIT, earnings per share and free cash flow.
•Combined revenue of $320.1 million compared to $234.9 million in the same period last year reflected strong equipment utilization and a record quarter from our joint ventures. Scopes completed in Q4 resulted in combined revenue exceeding $1.0 billion, beating a top-line Company record held since 2012.
•Reported revenue of $233.4 million compared to $181.0 million in the same period last year was primarily generated by strong utilization of equipment fleets at mines in the oil sands region. Revenue included full quarter impacts for updated equipment rates and the acquisition of ML Northern Services Ltd.
•Our net share of revenue from equity consolidated joint ventures was $86.7 million in Q4 2022 compared favourably to $53.9 million in the same period last year. This record quarter was primarily generated by our Indigenous joint ventures but the Fargo-Moorhead project provided meaningful contribution as well.
•Adjusted EBITDA of $85.9 million and margin of 26.8% compared favorably to the prior period operating metrics of $56.3 million and 24.0%, respectively, as revenue increases drove higher gross EBITDA while margin improvement was due to the operating leverage experienced from higher equipment utilization.
•Cash flows generated from operating activities of $78.1 million compared to $65.9 million resulting from higher earnings and improvements in working capital balances when comparing to the same period in the prior year.
•Free cash flow ("FCF") of $67.5 million was the cumulative result in the quarter of strong revenues, strong margins, modest capital spending and positive changes in working capital balances. Growth capital spending within Mikisew & Fargo joint ventures impacted cash distributions but are funding ramp-ups in activity.
•Net debt was $355.8 million at December 31, 2022, a reduction of $52.4 million from September 30, 2022 as cash flow generation in the quarter was predominantly directed to deleverage. FCF was also directed to the $12.9 million acquisition of ML Northern with the remainder paid to shareholders by way of dividends.
•Additional operational highlights: i) telematics packages now installed on 375 primary heavy equipment assets; ii) first full quarter of earthworks on the Fargo-Moorhead project; iii) stabilized maintenance headcount and iv) continued equipment rebuilding with the commissioning of another 240-ton haul truck.
•On February 14, 2023, the Board of Directors approved a 25% increase to the dividend rate from $0.32 per annum to $0.40 per annum.
•A total return swap agreement for up to 1,000,000 of NACG's common shares remains in place with an expected expiry date of October 3, 2023.
NACG President and CEO, Joseph Lambert, commented: "It was a fantastic finish to a tumultuous year and I would like to thank our employees, customers and vendors that contributed to the outcomes that even exceeded our own expectations. I’d also like to welcome ML Northern to the NACG family and thank their operations personnel and administrative staff for the great start in working together. The NACG team is looking forward to carrying this momentum into 2023. I am excited by the objectives we’ve set for ourselves and confident in our capability to capitalize on the opportunities before us."

Consolidated Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2022	2021	2022	2021
Revenue	$233,417	$181,001	$769,539	$654,143
Cost of sales	154,967	128,887	548,723	455,710
Depreciation	35,860	29,050	119,268	108,016
Gross profit	$42,590	$23,064	$101,548	$90,417
Gross profit margin	18.2%	12.7%	13.2%	13.8%
General and administrative expenses (excluding stock-based compensation)	6,648	3,694	25,075	23,768
Stock-based compensation expense	4,910	1,643	4,780	11,606
Operating income	31,565	17,464	71,157	55,128
Interest expense, net	7,774	5,250	24,543	19,032
Net income	26,081	15,308	67,372	51,408

Adjusted EBITDA(i)	$85,875	$56,285	$245,352	$207,333
Adjusted EBITDA margin(ii)	26.8%	24.0%	23.3%	25.5%

Per share information
Basic net income per share	$0.99	$0.54	$2.46	$1.81
Diluted net income per share	$0.84	$0.48	$2.15	$1.64
Adjusted EPS(i)	$1.10	$0.59	$2.41	$2.06
(i) See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

	Three months ended		Year ended
	December 31		December 31,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities	$78,099	$65,895	$169,201	$165,180
Cash used in investing activities	(17,524)	(24,301)	(97,469)	(99,269)
Capital additions financed by leases	(236)	—	(8,931)	(19,198)
Add back:
Growth capital additions	—	6,735	—	6,795
Acquisition of DGI (Aust) Trading Pty Ltd.	—	—	—	13,724
Acquisition of ML Northern Services Ltd.(ii)	7,207	—	7,207	—
Free cash flow(i)	$67,546	$48,329	$70,008	$67,232

(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On February 14, 2023, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of ten Canadian cents ($0.10) per common share, payable to common shareholders of record at the close of business on March 3, 2023. The Dividend will be paid on April 7, 2023, and is an eligible dividend for Canadian income tax purposes.
2023 Sustainability Report
In addition to the 2022 financial results, we have released our 2023 Sustainability Report. This annual report provides our structured framework for environmental, social, and governance initiatives moving forward. We issue these reports around this time each year which allows stakeholders to measure progress in a variety of business areas with increasing rigor and metrics. The 2023 Sustainability Report is available for download on the company’s website at www.nacg.ca/about-us/sustainability/

Results for the Three Months Ended December 31, 2022
Combined revenue of $320.1 million compared to $234.9 million in the same period last year reflected strong utilization and a record quarter from our joint ventures. Revenue from wholly-owned entities was $233.4 million, up from $181.0 million in the same period last year. The majority of this quarter-over-quarter positive variance was generated by the equipment fleets at the mines in the oil sands region. Revenue increases were driven by year-over-year increases in equipment hours and with utilization increasing by 10% over the same period in 2021. Revenue growth also reflects cost inflationary rate increases on equipment and unit rates in the last half of 2022. Lastly, revenue was bolstered by the acquisition of ML Northern in the quarter.
Combined gross profit margin of 17.8% was up from 13.7% in the prior year. The improvement in combined gross profit in the current period was driven by increases in equipment utilization and the correlated operating leverage that comes from increased equipment hours. Our joint ventures completed their assigned scopes of work efficiently during the quarter which also bolstered overall margins.
General and administrative expenses (excluding stock-based compensation expense) were $6.6 million, or 2.8% of revenue for the three months ended December 31, 2022, up from $3.7 million, or 2.0% of revenue in the same period last year. The increase in the current period expense compared to prior year was due to expenses related to the acquisition of ML Northern in Q4 2022, generally higher business activity levels, and the prior year recognition of reimbursable bid costs received in excess of amounts capitalized.
Cash related interest expense of $7.5 million represents an average cost of debt of 7.1% (compared to $4.9 million and 4.7%, respectively, for the three months ended December 31, 2021). The increase in interest expense in both periods can be primarily attributed to the higher balance on the Credit Facility and increases in the variable rate during 2022 on the credit facility leading to increased interest expense incurred.
Net income of $26.1 million in Q4 2022 compared to $15.3 million in the same period last year was a result of higher revenue and gross profit margin, and higher equity earnings in affiliates and joint ventures.
Free cash flow in the quarter was $67.5 million and was driven by strong operating results with higher cash distribution from non-cash working capital, offset by investment in capital work in progress and joint ventures. Primary routine drivers of free cash flow were adjusted EBITDA of $85.9 million less sustaining capital spending of $25.9 million and cash interest paid of $7.5 million. The remaining drivers for free cash flow generation were i) the timing impacts of capital work in process and capital inventory which required initial cash investment as we build our maintenance and component rebuild capabilities and ii) growth in our joint ventures which require initial cash discipline to manage growth capital spending and working capital balances.
Business Updates
Strategic Focus Areas
•Safety - focus on people and relationships as we maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
•Diversification - continue to pursue further diversification of customers, resources and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.
Liquidity
Our current liquidity positions us well moving forward to fund organic growth and the required correlated working capital investments. Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $212.4 million includes total liquidity of $157.1 million and $46.6 million of unused finance lease borrowing availability as at December 31, 2022. Liquidity is primarily provided by the terms of our $300.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement, and is now scheduled to expire in October, 2025.

Achievement against 2022 targets and our outlook for 2023
The following table provides projected key measures for 2023 and actual results of 2022 compared to the outlook provided on October 26, 2022. The measures for 2023 are predicated on contracts currently in place, including expected renewals and the heavy equipment fleet that we own and operate.

Key measures	2022 Outlook - Stated October 2022	2022 Actual	2023 Outlook
Adjusted EBITDA(i)	$220 - $235M	$245M	$240 - $260M
Sustaining capital(i)	$105 - $110M	$113M	$120 - $130M
Adjusted EPS(i)	$1.90 - $2.10	$2.41	$2.15 - $2.35
Free cash flow(i)	$65 - $75M	$70M	$85 - $105M

Capital allocation
Deleverage	$5 - $15M	$13M	$70 - $80M
Shareholder activity(ii)	~$45M	$44M	$15 - $25M
Growth spending	~$15M	$13M	TBD

Leverage ratios
Senior debt(i)	1.1x - 1.5x	1.5x	1.0x - 1.2x
Net debt(i)	1.4x - 1.8x	1.5x	1.1x - 1.3x

(i)See "Non-GAAP Financial Measures".
(ii)Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the three months and year ended December 31, 2022, tomorrow, Thursday, February 16, 2023, at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 79349092

A replay will be available through March 16, 2023, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 79349092
Playback Passcode: 349092

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://viavid.webcasts.com/starthere.jsp?ei=1592861&tp_key=5cd7aa79d1
A replay will be available until March 16, 2023, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the three months and year ended December 31, 2022, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q4 2022 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. In Q3 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for December 31, 2021, available on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include guidance with respect to financial metrics provided in our outlook for 2023.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months and year ended December 31, 2022. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com and on our company website at www.nacg.ca.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that may be useful to investors in analyzing our business performance, leverage and liquidity. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. The non-GAAP financial measures and ratios we present include, "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin" "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "gross profit", "growth capital", "invested capital", "net debt", "senior debt", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash)" in our MD&A. Each non-GAAP financial measure used in this press release is defined under "Financial Measures" in our Management's Discussion and Analysis filed on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com and on our company website at www.nacg.ca.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Revenue from wholly-owned entities per financial statements	$233,417	$181,001	$769,539	$654,143
Share of revenue from investments in affiliates and joint ventures	183,006	108,291	596,033	332,440
Elimination of joint venture subcontract revenue	(96,315)	(54,394)	(311,307)	(174,357)
Total combined revenue(i)	$320,108	$234,898	$1,054,265	$812,226
(i) See "Non-GAAP Financial Measures".

Reconciliation of reported gross profit to combined gross profit

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Gross profit from wholly-owned entities per financial statements	42,590	23,064	101,548	90,417
Share of gross profit from investments in affiliates and joint ventures	14,541	9,187	49,581	33,641
Combined gross profit(i)	$57,131	$32,251	$151,129	$124,058

(i) See "Non-GAAP Financial Measures".
Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Net income	$26,081	$15,308	$67,372	$51,408
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(533)	263	536	(85)
Stock-based compensation expense	4,910	1,643	4,780	11,606
Net realized and unrealized gain on derivative financial instruments	(778)	—	(778)	(2,737)
Net unrealized loss (gain) on derivative financial instruments included in equity earnings in affiliates and joint ventures	364	—	(4,776)	—
Write-down on asset held for sale	—	—	—	700
Tax effect of the above items	(1,006)	(438)	(1,222)	(2,649)
Adjusted net earnings(i)	$29,038	$16,776	$65,912	$58,243
Adjustments:
Tax effect of the above items	1,006	438	1,222	2,649
Interest expense, net	7,774	5,250	24,543	19,032
Income tax expense	6,889	2,487	17,073	9,285
Equity earnings in affiliates and joint ventures(i)	(8,401)	(5,581)	(37,053)	(21,860)
Equity investment EBIT(i)	9,363	5,768	42,148	25,312
Adjusted EBIT(i)	$45,669	$25,138	$113,845	$92,661
Adjustments:
Depreciation and amortization	36,094	29,242	120,124	108,333
Write-down on asset held for sale	—	—	—	(700)
Equity investment depreciation and amortization(i)	4,112	1,905	11,383	7,039
Adjusted EBITDA(i)	$85,875	$56,285	$245,352	$207,333
Adjusted EBITDA margin(ii)	26.8%	24.0%	23.3%	25.5%
(i) See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Equity (earnings) loss in affiliates and joint ventures	$8,401	$5,581	$37,053	$21,860
Adjustments:
Interest expense, net	688	(73)	2,589	168
Income tax expense	275	294	2,442	3,204
(Gain) loss on disposal of property, plant and equipment	(1)	(34)	64	80
Equity investment EBIT(i)	$9,363	$5,768	$42,148	$25,312
Depreciation	$3,936	$1,905	$10,679	$7,039
Amortization of intangible assets	$176	$—	$704	$—
Equity investment depreciation and amortization(i)	$4,112	$1,905	$11,383	$7,039
(i) See "Non-GAAP Financial Measures"

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2022	2021
Assets
Current assets
Cash	$69,144	$16,601
Accounts receivable	83,811	68,787
Contract assets	15,802	9,759
Inventories	49,898	44,544
Prepaid expenses and deposits	10,587	6,828
Assets held for sale	1,117	660
	230,359	147,179
Property, plant and equipment	645,810	640,950
Operating lease right-of-use assets	14,739	14,768
Intangible assets	6,773	3,864
Investments in affiliates and joint ventures	75,637	55,974
Other assets	5,808	6,543
Deferred tax assets	387	—
Total assets	$979,513	$869,278
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$102,549	$76,251
Accrued liabilities	43,784	33,389
Contract liabilities	1,411	3,349
Current portion of long-term debt	20,600	19,693
Current portion of finance lease obligations	21,489	25,035
Current portion of operating lease liabilities	2,470	3,317
	192,303	161,034
Long-term debt	358,137	306,034
Finance lease obligations	20,315	29,686
Operating lease liabilities	12,376	11,461
Other long-term obligations	18,576	26,400
Deferred tax liabilities	71,887	56,200
	673,594	590,815
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2022 - 27,827,282 (December 31, 2021 – 30,022,928))	229,455	246,944
Treasury shares (December 31, 2022 - 1,406,461 (December 31, 2021 - 1,564,813))	(16,438)	(17,802)
Additional paid-in capital	22,095	37,456
Retained earnings	70,501	11,863
Accumulated other comprehensive income	306	2
Shareholders' equity	305,919	278,463
Total liabilities and shareholders' equity	$979,513	$869,278

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2022	2021
Revenue	$769,539	$654,143
Cost of sales	548,723	455,710
Depreciation	119,268	108,016
Gross profit	101,548	90,417
General and administrative expenses	29,855	35,374
Loss (gain) on disposal of property, plant and equipment	536	(85)
Operating income	71,157	55,128
Equity earnings in affiliates and joint ventures	(37,053)	(21,860)
Interest expense, net	24,543	19,032
Net realized and unrealized gain on derivative financial instruments	(778)	(2,737)
Income before income taxes	84,445	60,693
Current income tax expense	1,627	1,000
Deferred income tax expense	15,446	8,285
Net income	67,372	51,408
Other comprehensive income
Unrealized foreign currency translation gain	(304)	(2)
Comprehensive income	$67,676	$51,410

Per share information
Basic net income per share	$2.46	$1.81
Diluted net income per share	$2.15	$1.64